EXHIBIT 1.02

CONFLICT MINERALS REPORT

MICROCHIP TECHNOLOGY INCORPORATED
In Accord with Rule 13p-1 Under the Securities Exchange Act of 1934

This report for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 ("Rule 13p-1"). Rule 13p-1 was adopted by the United States Securities and Exchange Commission ("SEC") to implement reporting and disclosure requirements related to conflict minerals as directed by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 ("Dodd-Frank"). Rule 13p-1 imposes certain reporting obligations on SEC registrants whose products contain conflict minerals necessary to the functionality or production of their products. Conflict Minerals are defined by Rule 13p-1 as gold, cassiterite, columbite-tantalite, and wolframite, and their derivatives, which are limited to tin, tantalum, and tungsten.
If a registrant has reason to believe that any conflict minerals in their supply chain may have originated in the Democratic Republic of the Congo or an adjoining country ("Covered Countries"), or if they are unable to determine the country of origin of conflict minerals or that their products are from recycled and scrap sources, then the issuer must exercise due diligence on the source and chain of custody of the conflict minerals. The registrant must annually submit a Conflict Minerals Report ("CMR") to the SEC that includes a description of those due diligence measures. This report is Microchip Technology Incorporated’s CMR for the first reporting calendar year ended December 31, 2013.
This report is not audited, as Rule 13p-1 and current SEC guidance provide that if the registrant is not declaring products as "DRC Conflict Free," the CMR is not subject to an independent private sector audit ("IPSA").
1.    COMPANY OVERVIEW
MICROCHIP TECHNOLOGY INCORPORATED develops, manufactures, contracts to manufacture and sells specialized semiconductor products used by its customers in a wide variety of embedded control applications. Microchip Technology Incorporated was incorporated in Delaware in 1989. In this CMR, "we," "us," and "our" each refer to Microchip Technology Incorporated and its subsidiaries ("Microchip"). Our executive offices are located at 2355 West Chandler Boulevard, Chandler, Arizona 85224-6199 and our telephone number is (480) 792-7200.
Our Internet address is www.microchip.com. This CMR will be posted on our website with our other SEC filings under About Us/Investor Relations as soon as reasonably practicable after it is electronically filed with the SEC. All of our SEC filings available on our website are free of charge. The information on our website is not incorporated into this CMR.
1.1    Microchip Products
Our product portfolio is comprised of general purpose and specialized 8-bit, 16-bit, and 32-bit PIC® microcontrollers and 16-bit dsPIC® digital signal controllers, most of which feature on-board Flash (reprogrammable) memory technology. In addition, we design, manufacture, contract to manufacture, and sell a broad spectrum of high-performance linear, mixed-signal, power management, thermal management, RF, safety and security, and interface devices, as well as serial EEPROMs, Serial Flash memories and Parallel Flash memories and serial SRAM memories. We also license Flash-IP solutions that are incorporated in a broad range of products. Our synergistic product portfolio targets thousands of applications worldwide and a growing demand for high-performance designs in the automotive, communications, computing, consumer and industrial control markets.
Our strategic focus is on embedded control solutions, including:

1.	Microcontrollers

2.	Analog, interface and mixed signal products

3.	Memory products

4.	RF modules and touch screen controller boards

5.	Development tools

6.	Technology licensing

A more detailed discussion of our product categories and the products relating to each category for calendar year 2013 are contained in our Annual Reports for fiscal year 2013 (filed on May 30, 2013) and fiscal year 2014 (filed on May 30, 2014). Microchip acquired Supertex, Inc. ("Supertex") on April 1, 2014 and is hereby making a good faith effort to meet the prior disclosure requirements of Supertex in this report based on the diligence conducted by Supertex and disclosed to us. For purposes of this report, Supertex products, which include high voltage analog and mixed-signal products, are considered to be included in our Category 2 above, and any associated development tools are considered to be in our Category 5 above. A more detailed discussion of Supertex products for calendar year 2013 is contained in the Supertex Annual Report (filed June 13, 2013).
Microchip and Supertex product categories 1, 2, 3, and 4 above are components incorporated into the respective customers’ products. Category 5 is research and application development tools used by design engineers to design and test electronic products. Category 6, technology licensing, is not a physical product. Conflict minerals are not relevant to Category 6. All references to products hereafter include Microchip and Supertex products in Categories 1-5 that were manufactured by Microchip or Supertex or contracted by Microchip or Supertex to be manufactured and within the scope of Rule 13p-1 ("Microchip products") unless specifically attributed to Microchip or Supertex (e.g. "Microchip Category A products" vs. "Supertex Category A products").

For purposes of conflict minerals activities and reporting, we have categorized Microchip products as:

Conflict Minerals Disclosure Category	Conflict Minerals Product Description	Annual Report Product Description
A
Integrated circuits including touch screen controller ICs (e.g. PIC®Microcontrollers, dsPIC® digital signal controllers, touch and gesture sensing solutions, analog and interface, RF front end products, wireless audio, USB and wireless solutions, embedded security products, memory products, medical electronics, LED drivers, printer/EL drivers, printer/EL drivers, telecommunications, general industrial.)
		1, 2 and 3
B	RF modules and touch screen controller boards	4
C	R&D application development printed circuit boards and system kits	5

We conducted an analysis of Microchip products and found that small quantities of tin, tantalum, tungsten and/or gold ("3TG"), necessary to their functionality or production, are found in substantially all Microchip products (Categories A, B and C).
1.2    Conflict Minerals Report
For all product categories, we have been unable to determine the origin of the 3TG that our products contain or to determine whether they come from recycled or scrap sources; the facilities used to process them; their country of origin; or their mine or location of origin. Our suppliers reported at broad levels, often at the company or large product family level. None of our suppliers identified which entities sourced Microchip products and none of our suppliers reported that all entities identified on their EICC-GeSI templates sourced Microchip products. This report describes our RCOI for context, the due diligence measures we took on the 3TG source and chain of custody, a description of the products manufactured or contracted to be manufactured, the results of our due diligence efforts, and expected risk assessment and mitigation steps.
1.3    Supply Chain
Microchip Products
It was not practicable to conduct a survey of all of our suppliers for all of our products in the first reporting period. Microchip focused on the highest volume, highest revenue products representing greater than 90% of Microchip revenue in fiscal year 2013, Category A, Integrated Circuits. Supertex took a similar approach and focused on Category A products, representing greater than 90% of Supertex revenue in fiscal year 2012. Thereafter, we turned the focus of our diligence to Category B and C products.

1.3.1    Category A – Integrated Circuits
Integrated circuits are manufactured and assembled by Microchip and contract manufacturers and the first tier supply chain to Microchip is best illustrated by three categories: (1) Raw material suppliers; (2) silicon foundries; and (3) assembly subcontractors. Raw material suppliers support Microchip’s two primary manufacturing sites in which Microchip manufacturers the integrated circuits on raw silicon and our backend assembly sites.

1.3.2	Categories B and C -- RF Modules, Touch Screen Controller Boards and R&D Application Development Printed Circuit Boards and System Kits
RF Modules, touch screen controller boards and R&D application development tools are assembled by Microchip and contract manufactures.  For Category B and C products assembled by contract manufacturers, the contract manufacturers order the components and materials used in these products from suppliers.  Microchip does not have visibility or expertise to know if 3TG is necessary for functionality or production of all of the materials, components, and peripheral equipment that make up the components on Category B and C products.  The contract manufacturers may not have that visibility either.  Many suppliers to the contract manufacturers in turn have suppliers.  Transparency through the supply chain is challenging and takes time. We found more than 525 suppliers involved and more than 10,000 individual component part numbers, and we found many different methods by which Microchip’s internal product design groups produced bills of materials from which the contract manufacturers work. While we recognized the presence of obvious, functional 3TG – tantalum in tantalum capacitors, gold on RF impedance-constrained circuit boards and certain connectors, tin used to mount components to circuit boards as examples – understanding where or if other 3TG were present – and if present, whether functional – was challenging. We expect our contract manufacturers to provide information on the origin of the 3TG contained in materials chosen and purchased directly by the contract manufacturers (e.g. tin solder and bare circuit boards). Microchip would have preferred to rely on those contract manufacturers to provide information on the origin of any 3TG contained in other materials, components, and peripheral equipment that make up Category B and C products, but that proved challenging for the contract manufacturers.
1.4    Conflict Minerals Policy
Microchip has adopted a conflict minerals policy. Our policy that was publicly available on our company website at www.microchip.com and in effect at the end of the reporting year was:
Microchip joins many others who are concerned with the human tragedies occurring in the Democratic Republic of the Congo and adjoining countries associated with the mining of columbite-tantalite (tantalum), cassiterite (tin), wolframite (tungsten) and gold ("conflict minerals" or "3T&G").
These minerals originate from various continents, but armed groups engaged in, or interfering with mining operations within the Democratic Republic of the Congo and adjoining countries (DRC region) are believed to subject workers and indigenous people to serious human rights abuses and are using proceeds from the sale of these "conflict minerals" to finance and sustain regional conflicts. As a result, there is pressure to avoid sourcing from the DRC region in its entirety. Such a stance is a de facto embargo and counter to the overall goal of encouraging viable and ethical revenue streams for the impoverished DRC region while discouraging human atrocities. Microchip supports the need to develop programs that allow for improved transparency in "3T&G" supply chains and responsible sourcing from the Africa continent DRC region.
Microchip, its executive management and its business groups, take corporate governance and business ethics seriously. Tin, tungsten, tantalum and gold are used in electronics products, including products manufactured and/or sold by Microchip. Today, supply chains for "3T&G" minerals are not transparent or controlled; it will take time to analyze the many supply chains and implement meaningful verification and control programs.
Working toward a goal to ensure our products are manufactured and/or sourced from socially responsible supply chains, Microchip:

•
Participates with the Electronic Industry Citizenship Coalition's ("EICC") and Global e-Sustainability Initiative's ("GeSI") Conflict Free Sourcing Initiative that facilitates certification programs for smelters – programs that are proving challenging to implement meaningfully.

•
Collects supply chain information using the EICC/GeSI Conflict Minerals Due Diligence Request Template to conduct its reasonable country of origin inquiry required by the U.S. Dodd Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank").

•	Provides information to its customers and suppliers and expects each to source materials from environmentally and socially responsible supply chains.

•	Publicly discloses our policy and implementation progress.

•	Ultimately expects to provide reasonable assurance that products are DRC conflict free.
2.    REASONABLE COUNTRY OF ORIGIN INQUIRY (RCOI)
The difference in product complexity and size of the respective supply chains of our different categories of products necessitated a different RCOI approach for the first reporting year.
2.1    Category A Products
A team of subject matter experts for Microchip Category A products reviewed the homogeneous materials comprising an integrated circuit. Beginning in January 2013, Microchip sent the EICC-GeSI conflict minerals reporting template ("EICC-GeSI template") with an educational and instructional document requesting completion of the EICC-GeSI template to well-defined raw materials suppliers and the contract manufacturers for Category A products. We reviewed the responses against criteria developed to determine valid responses and to identify candidates for subsequent inquiry ("Response Criteria"). For Microchip Category A inquiries, we received valid responses, including some requiring subsequent inquiry, from first tier suppliers.

For Supertex Category A inquiries, using the EICC-GeSI template and under similar criteria, Supertex received valid responses from more than 90% of the first tier suppliers. Suppliers reported at the company or broad product level.
2.2    Category B and Category C Products
For Microchip’s Category B and C product initial RCOI, representing less than 10% of overall revenue, we sent each of the two largest first tier contract manufacturers the EICC-GeSI template and an educational and instructional letter. We asked each to deploy the EICC-GeSI template throughout their supply chain. This approach was not successful as the contract manufacturers declined to make further inquiry because of the very large number of materials and components. Thereafter, we reconsidered our approach for the first year inquiry. We targeted two areas typically procured by the contract manufacturers, tin solder for mounting components and bare printed circuit boards, and requested completion of the EICC-GeSI template for those items. We received an EICC-GeSI template from the largest contract manufacturer by the end of 2013, representing approximately 80% of Category B and C product built by our direct suppliers.
Microchip then undertook the RCOI for known components and peripheral equipment. By the end of the reporting year, for Microchip Category B and C inquiries, we were able to successfully contact about 16% of known first, second and third tier Category B and C suppliers. We received responses from about 40% of those successfully contacted.
3.    DUE DILIGENCE PROCESS
3.1    Design of Due Diligence
We made a good faith effort in the first reporting year to work within the framework of the Organisation for Economic Co-Operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, OECD Publishing ("OECD Guidance") and related Supplements for gold and for tin, tantalum and tungsten.
3.2    Management Systems
Microchip operates under a set of Guiding Values and a Code of Business Conduct & Ethics that forms the foundation of all management systems at Microchip. During the first reporting year, Microchip expressed its concern and commitment regarding conflict minerals sourcing from the DRC and Covered Countries in a publicly available policy statement on conflict minerals as set forth in Section 1.4 above.
3.2.1     Internal Team
For the first reporting year, Microchip’s management system for conflict minerals included a team of corporate representatives from relevant functions, including corporate environmental services, product environmental, supply management, risk management, corporate social responsibility and legal. The team is sponsored by Microchip’s CFO, and senior management was briefed about the results of due diligence efforts.

The conflict minerals team is responsible for implementing the conflict minerals compliance strategy, including formalizing conflict minerals due diligence practices, supplier risk assessment criteria, and responses to risk into a formal management system during the second reporting year. The team is led by the Sr. Manager of Site Services and Risk Loss who acts as the conflict minerals program manager.
3.2.2    Control Systems
To encourage establishment of a system of controls and transparency over the mineral supply, we participate in the Electronics Industry Citizenship Coalition-Global e-Sustainability Initiative's (EICC-GeSI) Conflict Free Sourcing Initiative (hereinafter "CFSI") to promote validation programs, increase our knowledge of smelters and refiners in the supply chain, understand the scope and process for audit and validation program plans for metal-specific trade organizations, gain insight into which smelters are known to source from the covered countries, and join discussions of emerging practical due diligence experiences.
3.2.3    Supplier Engagement
Microchip’s supplier engagement activities in the first reporting year focused on Microchip Category A suppliers. During the reporting year we requested completion of the EICC-GeSI template by raw material suppliers and contract manufacturers to our Category A products using an educational request letter that included referral to training materials available through the CFSI. We reviewed responses against criteria developed to determine the number of valid responses ("Response Criteria") and we followed up for corrections and clarifications as needed. Supertex also engaged with its Category A suppliers using the EICC-GeSI template. During the reporting year we began sending smelters reported by Category A suppliers that were not validated as conflict free on the Conflict Free Sourcing Initiative’s Conflict Free Smelter Program List ("CFSI CFSP List") and for which a valid email address was found, a corporate letter encouraging participation in the CFSI Conflict Free Smelter voluntary audit and validation program. We similarly requested completion of the EICC-GeSI template by the two largest contract manufacturers for Microchip Category B and Category C products using an educational request letter that included referral to training materials available through the CFSI. Feedback from the Category B and Category C first tier suppliers indicated the contract manufacturers had tremendous challenges due to complex and varying supply chains.
Microchip requested completion of the EICC-GeSI template by the contract manufacturers for bare printed circuit boards and tin solder for mounting discrete components onto the bare printed circuit boards. Microchip met with its two largest contract manufacturers.
Microchip began engagement with the second and third tier component and peripheral equipment suppliers using the EICC-GeSI template and educational request letter with referral to training materials available through the CFSI.

3.2.4    Grievance Mechanism
We have multiple grievance mechanisms whereby employees, suppliers and others can report suspected non-compliance with legal requirements and suspected non-compliance with Microchip’s Code of Business Conduct & Ethics. Our Code of Business Conduct & Ethics policy (HR-690), Compliance with Laws policy (HR-685) and Reporting Legal Non-Compliance policy (HR-675) include complaint procedures. These policies are publicly available at www.microchip.com under About Us/Corporate Responsibility.
3.2.5    Maintain Records
For the first reporting year, Microchip developed a process for collecting and retaining RCOI and due diligence documentation that was directed, controlled and archived by the conflict minerals team.
3.3    Identify and Assess Risk in the Supply Chain
Because of our size, the complexity of our products, and the depth, breadth, and evolution of our supply chain, it can be difficult to identify suppliers upstream from our first tier (direct) suppliers. Accordingly, we identify direct suppliers that supply products to us that may contain conflict minerals. We pursue smelter identification using the EICC-GeSI template. We participate in the CFSI as an integral part of our supply chain identification and risk assessment.
3.4    Design and Implement a Strategy to Respond to Risks
We believe that understanding smelter sourcing practices is the best method that can eventually lead to certain determination of a product's conflict status. To that end, Microchip is a member of the CFSI. We review the lists of smelters reported by our supply chain against the CFSI CFSP List, their "active" smelter list, and the TI-CMC "active" smelter list.
We plan to engage with any of our suppliers whom we have reason to believe are supplying us with 3TG from sources that support conflict in the DRC or any adjoining country to seek to establish an acceptable alternative source of 3TG that does not support such conflict. We also encourage smelters reported by our supply chain and for which we can locate viable contact information to become validated as compliant through the CFSI or other industry acceptable programs.

3.5	Carry Out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain
We do not typically have a direct relationship with 3TG smelters and refiners, and do not perform or direct audits of these entities within our supply chain. For the first reporting year, Microchip purchased gold bond wire directly from three large gold refiners; each of these three gold refiners is designated as DRC conflict free on the CFSI CFSP List. We support audits through membership in the CFSI.

3.6    Report on Supply Chain Due Diligence
In addition to this report, we communicate our conflict minerals activities in our annual Sustainability Report and in our conflict minerals sourcing policy. All are available on our company website at www.microchip.com.
The information on our website is not incorporated into this CMR.
4.    DUE DILIGENCE RESULTS
4.1    Request Information
We conducted a survey of those suppliers described above using the EICC-GeSI template. The EICC-GeSI template was developed to facilitate disclosure and communication of information regarding smelters and refiners that provide 3TG to a company’s supply chain.
4.2    Summary Results for All Product Categories

a.	All suppliers in all product categories reported at the company level or broad product family level. Consequently, Microchip is unable to match any specific smelter or refiner to any specific product;

b.
Many suppliers in all product categories reported that smelters in their supply chain produce 3TG from recycled or scrap sources. However, because of supply chain broad level reporting, Microchip is not able to exclude any specific product part number based on contained 3TG originating 100% from recycled or scrap sources;

c.	Microchip received completed EICC-GeSI templates from approximately 95% of suppliers in the Category A supply chain;

d.	Based on supplier data reported to Microchip, all smelters for tantalum in the Category A supply chain have been reported to Microchip;

e.
Based on publicly-available information, five smelters reported to be in the Category A supply chain are known to source from the covered countries – all five are designated DRC conflict free on the CFSI CFSP List;

f.	Based on supplier data reported to Microchip, the five smelters known to source responsibly in the covered countries are also reported to be in the Category B and Category C supply chain;

g.	All tantalum smelters reported to be in the Category A supply chain are known to be on the CFSI CFSP List;

h.	11 of the 47 tin smelters reported to be in the Category A supply chain (23%) are listed on the CFSI CFSP List;

i.	30 of the 43 gold smelters reported to be in the Category A supply chain (70%) are listed on the CFSI CFSP List; and

j.	None of the 18 tungsten smelters reported to be in the Category A supply chain are listed on the CFSI CFSP List.
4.3    Efforts to Determine Mine or Location of Origin
We have determined that participation in CFSI and requesting our suppliers complete the EICC-GeSI template represents a reasonable effort to determine the mines or locations of origin of the 3TG in our supply chain. From the few suppliers reporting country of origin information for Category A products, fifteen countries of mineral extraction (none of the Covered Countries) were reported. The reported countries were Australia, Bolivia, Brazil, Canada, Peoples Republic of China, Indonesia, Kazakhstan, Malaysia, Peru, Portugal, Russian Republic, South Africa, Spain, Thailand and the United States of America.
Microchip’s independent due diligence found publicly available information suggesting five reported smelters for Category A products source responsibly from the Covered Countries (Katanga Province, DRC and Rwanda). All five smelters are designated DRC conflict free on the CFSI CFSP List. These five smelters were also reported for Category B and Category C products.
4.4    Smelters or Refiners
4.4.1    Category A
Microchip does not source 3TG from in-region brokers, and Microchip typically does not source 3TG directly from smelters or refiners. The exception is gold bond wire. In the reporting year, Microchip purchased gold bond wire directly from three large refiners, each of which is designated as DRC conflict free on the CFSI CFSP List.
Our suppliers for Category A products reported sourcing entities for products and materials at a company level or broad product level. None reported at a level allowing Microchip to confirm that the entities reported sourced Microchip products. In the interest of meeting the requirements of Rule 13p-1, encouraging smelter validation, and because the smelter list is reasonably manageable, Microchip reports the following smelters and refiners for Category A products:
TABLE 1

SMELTERS CURRENTLY VALIDATED CONFLICT-FREE

This list contains smelters designated as conflict free on the Conflict Free Sourcing Initiative's Conflict Free Smelter List as of May 7, 2014. (www.conflictfreesourcing.org) reported by Microchip's and Supertex' supply chain for Category A Products (Integrated Circuits) using the EICC-GeSI template. The list contains no validated conflict free tungsten smelters. The RCOI producing this data was completed principally by May 1, 2013, with periodic revision through March 12, 2014, as status changes became public knowledge.

Metal	Standard Smelter Name	Smelter Facility Location: Country	Smelter ID
Tantalum	Global Advanced Metals	United States	3USA005
Tantalum	Exotech Inc.	United States	3USA002
Tantalum	F&X Electro-Materials Ltd.	China	3CHN003
Tantalum	H.C. Starck GmbH	Germany	3DEU006
Tantalum	Mitsui Mining & Smelting	Japan	3JPN008
Tantalum	Ningxia Orient Tantalum Industry Co., Ltd.	China	3CHN009

Tantalum	Ulba	Kazakhstan	3KAZ014
Tantalum	Zhuzhou Cement Carbide	China	3CHN015

Tin	Geiju Non-Ferrous Metal Processing Co. Ltd.	China	2CHN012
Tin	Malaysia Smelting Corporation	Malaysia	2MYS016
Tin	Mineração Taboca S.A.	Brazil	2BRA018
Tin	Minsur	Peru	2PER019
Tin	Mitsubishi Materials Corporation	Japan	1JPN020
Tin	OMSA	Bolivia	2BOL022
Tin	PT Bukit Timah	Indonesia	2IDN032
Tin	PT Tambang Timah	Indonesia	2IDN049
Tin	PT Timah	Indonesia	2IDN042
Tin	Thaisarco	Thailand	2THA046
Tin	Yunnan Tin Company, Ltd.	China	2CHN048

Gold	Allgemeine Gold- und Silberscheideanstalt A.G.	Germany	1DEU001
Gold	Argor-Heraeus SA	Switzerland	1CHE004
Gold	Asahi Pretec Corporation	Japan	1JPN005
Gold	CCR Refining – Glencore Canada Corp. (Xstrata)	Canada	1CAN064
Gold	Dowa	Japan	1JPN015
Gold	Heraeus Ltd. Hong Kong	Hong Kong	1HKG019
Gold	Heraeus Precious Metals GmbH & Co. KG	Germany	1DEU018
Gold	Ishifuku Metal Industry Co., Ltd.	Japan	1JPN021
Gold	Johnson Matthey Inc	United States	1USA025
Gold	Johnson Matthey Limited	Canada	1CAN024
Gold	JX Nippon Mining & Metals Co., Ltd.	Japan	1JPN028
Gold	Kojima Chemicals Co., Ltd.	Japan	1JPN074
Gold	LS-Nikko Copper Inc	Korea, Republic of	1KOR032
Gold	Materion	United States	1USA033
Gold	Matsuda Sangyo Co., Ltd.	Japan	1JPN034
Gold	Metalor Technologies (Hong Kong) Ltd.	Hong Kong	1HKG036
Gold	Metalor Technologies SA	Switzerland	1CHE035
Gold	Metalor USA Refining Corporation	United States	1USA037
Gold	Mitsubishi Materials Corporation	Japan	1JPN039
Gold	Mitsui Mining and Smelting Co., Ltd.	Japan	1JPN040
Gold	Nihon Material Co. LTD	Japan	1JPN071
Gold	Ohio Precious Metals, LLC	United States	1USA043
Gold	Royal Canadian Mint	Canada	1CAN050
Gold	Solar Applied Materials Technology Corp.	Taiwan	1TWN056
Gold	Sumitomo Metal Mining Co. Ltd.	Japan	1JPN057
Gold	Tanaka Kikinzoku Kogyo K.K.	Japan	1JPN058
Gold	Tokuriki Honten Co. Ltd	Japan	1JPN060
Gold	Sumitomo Metal Mining Co. Ltd.	Japan	1JPN057
Gold	Umicore SA Business Unit Precious Metals Refining	Belgium	1BEL062
Gold	Western Australian Mint trading as The Perth Mint	Australia	1AUS046

TABLE 2

OTHER SMELTERS

This list contains smelters reported by Microchip's and Supertex' supply chain for Category A Products (Integrated Circuits) using the EICC-GeSI Conflict Minerals Reporting Template. The smelters listed in Table 2 were not validated conflict free on the Conflict Free Sourcing Initiative's Conflict Free Smelter List as of May 7, 2014. Microchip's due diligence found no publicly available evidence that the smelters listed in Table 2 source irresponsibly from the DRC or adjoining countries. Some of the names in Table 2 may not be actual smelters. The RCOI producing this data was completed principally by May 1, 2013, with periodic revision through March 12, 2014, as status changes became public knowledge.

Metal	Standard Smelter Name	Smelter Facility Location: Country	Smelter ID

Tin	Cooper Santa	Brazil	2BRA063
Tin	CV Duta Putra Bangka	Indonesia	2IDN003
Tin	CV JusTindo	Indonesia	2IDN004
Tin	CV Makmur Jaya	Indonesia	2IDN005
Tin	CV Nurjanah	Indonesia	2IDN006
Tin	CV Serumpun Sebalai	Indonesia	2IDN008
Tin	CV United Smelting	Indonesia	2IDN009
Tin	EM Vinto	Bolivia	2BOL010
Tin	Fenix Metals	Poland	2POL064
Tin	Gejiu Zi-Li	China	2CHN011
Tin	Gold Bell Group	China	2CHN013
Tin	Huichang Jinshunda Tin Co., Ltd.	China	2CHN015
Tin	Jiangxi Nanshan	China	2CHN014
Tin	Linwu Xianggui Mineral Smelting Co., Ltd.	China	2CHN055
Tin	Liuzhou China Tin	China	2CHN015
Tin	Metallo Chimique	Belgium	2BEL017
Tin	PT Alam Lestari Kencana	Indonesia	2IDN023
Tin	PT Babel Surya Alam Lestari	Indonesia	2IDN026
Tin	PT Bangka Kudai Tin	Indonesia	2IDN027
Tin	PT Bangka Putra Karya	Indonesia	2IDN028
Tin	PT Bangka Timah Utama Sejahtera	Indonesia	2IDN029
Tin	PT Belitung Industri Sejahtera	Indonesia	2IDN030
Tin	PT BilliTin Makmur Lestari	Indonesia	2IDN031
Tin	PT Eunindo Usaha Mandiri	Indonesia	2IDN033
Tin	PT Fang Di MulTindo	Indonesia	2IDN034
Tin	PT HP Metals Indonesia	Indonesia	2IDN035
Tin	PT Koba Tin	Indonesia	2IDN036
Tin	PT Mitra Stania Prima	Indonesia	2IDN037
Tin	PT Refined Bangka Tin	Indonesia	2IDN038
Tin	PT Sariwiguna Binasentosa	Indonesia	2IDN039
Tin	PT Stanindo Inti Perkasa	Indonesia	2IDN040

Tin	PT Sumber Jaya Indah	Indonesia	2IDN041
Tin	PT Timah Nusantara	Indonesia	2IDN043
Tin	PT Tinindo Inter Nusa	Indonesia	2IDN044
Tin	PT Yinchendo Mining Industry	Indonesia	2IDN045
Tin	Yunnan Chengfeng	China	2CHN047

Tungsten	A.L.M.T.	Japan	4JPN020
Tungsten	Chaozhou Xianglu Tungsten Industry Co., Ltd.	China	4CHN002
Tungsten	China Minmetals Nonferrous Metals Co., Ltd.	China	4CHN003
Tungsten	Jiangxi Tungsten Industry Group Co., Ltd.	China	4CHN010
Tungsten	Chongyi Zhangyuan Tungsten Co., Ltd.	China	4CHN004
Tungsten	Ganzhou Grand Sea W & Mo Group Co., Ltd.	China	4CHN016
Tungsten	Ganzhou Huaxing Tungsten	China	4CHN010
Tungsten	Global Tungsten & Powders Corp	United States	4USA007
Tungsten	HC Starck GmbH	Germany	4DEU008
Tungsten	Hunan Chenzhou Mining Group Co.	China	4CHN018
Tungsten	Hunan Chun-Chang Nonferrous Smelting & Concentrating Co., Ltd.	China	4CHN023
Tungsten	Jiangxi Rare Earth & Rare Metals Tungsten Group Corp	China	4CHN009
Tungsten	Japan New Metals Co., Ltd.	Japan	4JPN017
Tungsten	Tejing (Vietnam) Tungsten Co., Ltd.	Vietnam	4VNM019
Tungsten	Wolfram Bergbau und Hütten AG	Austria	4AUT012
Tungsten	Wolfram Company CJSC	Russian Federation	4RUS013
Tungsten	Xiamen Tungsten Co., Ltd.	China	4CHN014
Tungsten	Zhuzhou Cemented Carbide Group Co., Ltd.	China	4CHN015

Gold	Aida Chemical Industries Co., Ltd.	Japan	1JPN072
Gold	Asaka Riken Co., Ltd.	Japan	1JPN073
Gold	Caridad [GrupoMexico La Caridad Metallurgical Complex]	Mexico	1MEX010
Gold	Chugai Mining	Japan	1JPN078
Gold	Codelco	Chile	1CHL014
Gold	Daejin Indus Co. Ltd.	Korea, Republic of	1KOR082
Gold	DaeryongENC	Korea, Republic of	1KOR083
Gold	Do Sung Corporation	Korea, Republic of	1KOR084
Gold	Hwasung CJ Co. Ltd	Korea, Republic of	1KOR085
Gold	Korea Metal	Korea, Republic of	1KOR086
Gold	Navoi Mining and Metallurgical Combinat	Uzbekistan	1UZB042
Gold	The Refinery of Shandong Gold Mining Co. Ltd	China	1CHN053
Gold	Yokohama Metal Co Ltd	Japan	1JPN077

4.4.2    Category B and Category C
Our suppliers for Microchip Category B and Category C products reported sourcing entities for components, peripheral equipment, and materials at a company level or broad product level. Based on the complexity of our Category B and Category C supply chain, the challenges to the RCOI and our review of the extensive list of reported smelters from a small percentage of the supply chain, for the first reporting year we consider the reported smelter list for Category B and

Category C as unreliable for identifying sourcing of Microchip products. In light of the unreliable nature of the information we have received from our suppliers for Microchip Category B and Category C products, we are not able to determine and describe the facilities used to process the 3TG or country of origin for our Category B and Category C products.
5.    STEPS TO BE TAKEN TO MITIGATE RISK
We intend to take the following steps to improve the due diligence conducted to further mitigate risk that the necessary conflict minerals in our products could benefit armed groups in the Covered Countries:

a.
Continue work with the CFSI and/or other relevant trade associations to define and improve best practices and build leverage over the supply chain in accordance with the OECD Guidance and/or other SEC recognized framework;

b.	Implement RCOI and due diligence practices and activities into a more formalized conflict minerals management system;

c.	Conduct second reporting year RCOI and if appropriate, subsequent due diligence for Category A products;

d.	Continue RCOI and if appropriate, subsequent due diligence for Category B and Category C products;

e.
As validation programs mature and the pool of validated DRC conflict free smelters and refiners becomes more viable, expand our expectation that our suppliers source 3TG from smelters and refiners that are validated by the CFSI and/or other relevant trade associations as conflict free and include a conflict minerals flow-down clause in new and renewed supplier contracts and purchase terms and conditions.

f.	Engage with selected suppliers that are not yet validated as conflict free to actively pursue validation.

g.
Engage with direct suppliers found to be supplying us with 3TG from sources that support conflict in any Covered Country to seek to establish an acceptable alternative source of 3TG that does not support such conflict.

Caution Concerning Forward-Looking Statements
This Conflict Minerals Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include the statements that we are working toward a goal to ensure our products are manufactured and/or sourced from socially responsible supply chains, that we plan to engage with any of our suppliers whom we have reason to believe are supplying us with 3TG from sources that support conflict in the DRC and the steps set forth in Section 5 that we intend to take to improve the due diligence conducted. We also use words such as "anticipate," "believe," "plan," "expect," "future," "intend" and similar expressions to identify forward-looking statements.  All forward-looking statements involve risk and uncertainty. Our actual results could differ materially from the results anticipated in these forward-looking statements for a number of reasons including changes in our supply chain, our ability or inability to obtain an adequate supply of materials from current or alternative suppliers and the cost of such materials, the level of cooperation we receive from our suppliers with respect to our further due diligence, changes in regulations in the U.S. or other countries (including the Covered Countries), or changes in political or economic conditions in the U.S. or other countries (including the Covered Countries).  For a detailed discussion of these and other risk factors, please refer to Microchip's filings on forms 10-K and 10-Q. You can obtain copies of Forms 10-K and 10-Q and other relevant documents for free at Microchip's website (www.microchip.com) or the SEC's website (www.sec.gov) or from commercial document retrieval services. Forward-looking statements are based on our current expectations and assumptions, which may not prove to be accurate. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.  You should not place undue reliance on these forward-looking statements.  We disclaim any obligation to update information contained in any forward-looking statement.